PUBLIC

[redacted]

13010374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 26 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zelman Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Richmond Rd, Suite 340
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Wank (212) 993-5844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

1350 Euclid Ave. Suite 800	Cleveland	Ohio	44115
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/13

OATH OR AFFIRMATION

I, Stephen Wank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zelman Partners, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NOTARIAL SEAL
STATE OF OHIO

KIMBERLY GRAY
Notary Public
In and for the State of Ohio
My Commission Expires
January 12, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ZELMAN PARTNERS, LLC

DECEMBER 31, 2012

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
1350 Euclid Ave., Suite 800
Cleveland, OH 44115-1877

www.cohenfund.com

216.649.1700
216.579.0111 fax

MEMBER AND BOARD OF DIRECTORS
ZELMAN PARTNERS, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Zelman Partners, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Zelman Partners, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 14, 2013
Cleveland, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CASH		$ 5,011,521
COMMISSIONS RECEIVABLE		83,216
ACCOUNTS RECEIVABLE		646,303
PREPAID EXPENSES		32,971
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 212,695	
Less: Accumulated depreciation and amortization	200,010	12,685
OTHER ASSETS		3,713
		$ 5,790,409

LIABILITIES

DUE TO PARENT	$ 310,735
SUBORDINATED INTEREST PAYABLE	8,384
TEMPORARY SUBORDINATED BORROWINGS	4,000,000
	4,319,119
COMMITMENT AND CONTINGENCY	

MEMBER'S EQUITY

MEMBER'S EQUITY	1,471,290
	$ 5,790,409

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Zelman Partners, LLC (the Company), a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and twenty-seven states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory.

Cash

At times during the year, the Company's cash accounts, which are all held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable greater than 30 days old.

Accounts receivable are uncollateralized customer obligations due from investment banking services and are due upon the terms of the contract.

The carrying amount of commissions and accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2012, all commissions were considered collectible and no allowance was necessary.

Prepaid Expenses

At December 31, 2012, the Company has $28,621 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees which is included in prepaid expenses.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the double declining balance method over the following estimated useful lives of the assets:

Office equipment	5 – 7 years

Income Taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. Any state and local income taxes are accrued by the Parent and allocated to the Company according to the terms of the expense sharing agreement.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2009.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has two customers combined that comprise approximately 85% of commissions receivable and accounts receivable at December 31, 2012.

3. RELATED PARTIES

The Company has an expense sharing agreement (the Agreement) where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for their actual share of the expenses.

At December 31, 2012, the due to Parent liability related to expenses under the Agreement.

NOTES TO THE FINANCIAL STATEMENT

4. TEMPORARY SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST

During December, 2012, the Company borrowed $4,000,000 from a related party as a temporary subordinated note which is due 45 days after the borrowing date including interest at 4.25%. Subsequent to year end, the Company received an extension and the temporary subordinated note and related interest was due and repaid on February 1, 2013.

At December 31, 2012, subordinated interest payable of $8,384 consisted of the current year's interest expense on temporary subordinated borrowings of $4,000,000.

The temporary subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(iii), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $4,601,453, which was $4,501,453 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was 0.07 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

focused.
experienced.
responsive.

ZELMAN PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

Cohen
Fund Audit Services